Baker & McKenzie LLP

1114 Avenue of the Americas

New York, New York  10036

March 7, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:                              CastlePoint Holdings, Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
Registration No.  333-139939

Dear Mr. Riedler:

CastlePoint Holdings, Ltd. (the “Company”) has requested that we respond to the Staff’s comment letter, dated March 6, 2007, relating to the Company’s Registration Statement on Form S-1 (No. 333-139939) (the “Registration Statement”) filed on January 11, 2007 and amended by Amendment No. 1 thereto filed on February 28, 2007.  On behalf of the Company, we wish to thank you and the other members of the Commission Staff for the timely response to the Company’s filing of its Registration Statement.

The Company is submitting herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting changes responsive to the Staff’s comments.  The Company has complied to the best of its ability with the Staff’s previous comments relating to the Registration Statement.  The Company has responded to all of the Staff’s comments either by reflecting the necessary changes in the Registration Statement or by providing supplemental information as set forth herein.  The Company’s responses to the comments in the Staff’s letter, set forth below in italicized text for ease of reference, are as follows:

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Consolidated Notes to Financial Statements

Note 2—Summary of Significant Accounting Policies Premiums Earned and Reinsurance, page F-8

1.                                  You refer to additional premium to be received in connection with the reinstatement of excess of loss reinsurance.  Please quantify on a supplemental basis the amount of 2006 additional premium and the expected magnitude of this amount in future periods. If material, disclose how you expect to account for additional premium, including the methods and key assumptions necessary to make related critical accounting estimates. Explain your terminology “five full times with a per occurrence limit of $6 million and an annual aggregate limit of $18 million.”

The Company supplementally advises the Staff as follows: CastlePoint Re recognizes reinstatement premiums that it receives in the event of loss on an excess of loss reinsurance agreement as written premiums at the time of loss which are earned over the remaining term of the particular reinsurance agreement. The terminology “five full times with a per occurrence limit of $6 million and an annual aggregate limit of $18 million” in Amendment No. 2 refers to Tower's ability to claim the fist full loss of $3 million excess of $2 million for any single risk and five full subsequent additional losses totaling $18 million in the aggregate for the term of the reinsurance agreement. The agreement also limits the maximum loss for any one occurrence to $6 million, regardless of the number of risks involved in that occurrence. No reinstatement premiums were received in 2006.

Note 14—Earnings per  Share, page F-28

2.                                  You excluded outstanding stock options and warrants from your computation of diluted earnings per share because they were anti dilutive but included them in your calculation of diluted book value per share. Please explain this apparent inconsistency.

The Company calculated dilutive earnings per share for the full year 2006 using a weighted average common share price of $9.76, as compared to a dilutive book value calculation in which the fair value per share was utilized, as determined by reference to the sales price per common share of the Company of $11.00 as of December 31, 2006 (as reported by the Portal Market).  Since the weighted average fair value price per share was less than $10, the options and warrants were anti-dilutive.  The Company clarified accordingly Note 14—”Earnings Per Share” to the Company’s audited consolidated financial statements included in Amendment No. 2, as well as note 5 to the “Summary Historical Consolidated Financial Information” and “Selected Historical Consolidated Financial Information.”

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If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971.  The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom
Roslyn Tom

cc:	Michael H. Lee
Joel S. Weiner
Roger Brown, Esq.
(CastlePoint Holdings, Ltd.)